NOL

5 March 2007

07021684

RECEIVED

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 1, 2007. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 5Mar07.DOC

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APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	05-Mar-2007 17:33:25
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 1, 2007
Description	Attached is the operating performance for the 6 weeks (Period 1) from 30 December 2006 to 9 February 2007.
Attachments:	NOL_Operating_Performance_for_P1_2007.pdf Total size = **30K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

5 March 2007

NOL's liner operating performance for the 6 weeks (Period 1) from 30 December 2006 to 9 February 2007 are as follows:

	Period 1, 2007	Period 1, 2006	% Change
Liner			
a) Volume (FEU)	247,500	211,200	17
b) Average Revenue Per FEU (US$/FEU)	2,562	2,745	(7)

Robust market growth and pre-Chinese New Year shipments resulted in container volumes increasing 17% in Period 1 (P1).

P1 average revenues per FEU declined 7% YoY, which is less than the YoY declines experienced in Period 11 and Period 12 last year, of 12% and 10% respectively.

Notes :

1. Period 1 and Period 12 comprise 6 weeks while Periods 2 to 11 comprise 4 weeks.
2. With effect from 2007, Logistics revenue performance will be updated quarterly, at the same time as EBIT figures.

SEC Exemption
No. 82-2605

APL Average Revenue per FEU (updated as at Period 1, 2007)



APL Average Revenue per FEU (2005-2007)
US$/FEU
3,000
2,800
2,600
2,400
2,200
Period 1, 2007
Y-o-Y : -7%
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
Period